SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                          Security Capital Corporation
--------------------------------------------------------------------------------
                                (Name of issuer)


                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    814131405
--------------------------------------------------------------------------------
                                 (CUSIP number)


                               Brian D. Fitzgerald
                             Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                               Greenwich, CT 06830
                                 (203) 625-0770
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  APRIL 6, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D
=============================                      ============================
CUSIP No. 814131405                                          Page 2 of 11 Pages
=============================                      ============================

===============================================================================
  1         NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            BRIAN D. FITZGERALD              ####-##-####
===============================================================================
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
===============================================================================

  3         SEC USE ONLY

===============================================================================
  4         SOURCE OF FUNDS*

===============================================================================
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                          [ ]

===============================================================================
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
===============================================================================
                      7    SOLE VOTING POWER

     NUMBER OF                  239,882
      SHARES       ============================================================
   BENE-FICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH                    4,983,361
     REPORTING     ============================================================
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH
                                239,882
                   ============================================================
                      10   SHARED DISPOSITIVE POWER

                              4,983,361
===============================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,223,243
===============================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

===============================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            81.1%
===============================================================================
  14        TYPE OF REPORTING PERSON*

             IN
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
=============================                      ============================
CUSIP No. 814131405                                          Page 3 of 11 Pages
=============================                      ============================

===============================================================================
  1         NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Capital Partners, Inc.          #13-3109595
===============================================================================
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
===============================================================================

  3         SEC USE ONLY

===============================================================================
  4         SOURCE OF FUNDS*

             00
===============================================================================
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                          [ ]

===============================================================================
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

             Connecticut
===============================================================================
                      7    SOLE VOTING POWER

     NUMBER OF                  0
      SHARES       ============================================================
   BENE-FICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH                    4,455,672
     REPORTING     ============================================================
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH
                                0
                   ============================================================
                      10   SHARED DISPOSITIVE POWER

                              4,455,672
===============================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,455,672
===============================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

===============================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            69.2%
===============================================================================
 14         TYPE OF REPORTING PERSON*

             CO
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
=============================                      ============================
CUSIP No. 814131405                                          Page 4 of 11 Pages
=============================                      ============================

===============================================================================
  1         NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            FGS, Inc.                        #51-0315515
===============================================================================
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
===============================================================================

  3         SEC USE ONLY

===============================================================================
  4         SOURCE OF FUNDS*

            00
===============================================================================
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

===============================================================================
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
===============================================================================
                      7    SOLE VOTING POWER

     NUMBER OF                  527,689
      SHARES       ============================================================
   BENE-FICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH                    4,455,672
     REPORTING     ============================================================
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH
                                527,689
                   ============================================================
                      10   SHARED DISPOSITIVE POWER

                              4,455,672
===============================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,983,361
===============================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

===============================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            77.4%
===============================================================================
  14        TYPE OF REPORTING PERSON*

             CO
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
=============================                      ============================
CUSIP No. 814131405                                          Page 5 of 11 Pages
=============================                      ============================

===============================================================================
  1         NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CP Acquisition, L.P. No. 1       #51-0328383
===============================================================================
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
===============================================================================

  3         SEC USE ONLY

===============================================================================
  4         SOURCE OF FUNDS*

            00
===============================================================================
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                         [ ]

===============================================================================
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
===============================================================================
                      7    SOLE VOTING POWER

     NUMBER OF                4,455,672
      SHARES       ============================================================
   BENE-FICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH                    0
     REPORTING     ============================================================
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH
                              4,455,672
                   ============================================================
                      10   SHARED DISPOSITIVE POWER

                              0
===============================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,455,672
===============================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

===============================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            69.2%
===============================================================================
  14        TYPE OF REPORTING PERSON*

             CO
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
=============================                      ============================
CUSIP No. 814131405                                          Page 6 of 11 Pages
=============================                      ============================

===============================================================================
  1         NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            FGS Partners, L.P.               #06-1326750
===============================================================================
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
===============================================================================

  3         SEC USE ONLY

===============================================================================
  4         SOURCE OF FUNDS*

===============================================================================
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                          [ ]

===============================================================================
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
===============================================================================
                      7    SOLE VOTING POWER

     NUMBER OF                  0
      SHARES       ============================================================
   BENE-FICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH                    4,455,672
     REPORTING     ============================================================
      PERSON          9    SOLE DISPOSITIVE POWER
       WITH
                                0
                   ============================================================
                      10   SHARED DISPOSITIVE POWER

                              4,455,672
===============================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,455,672
===============================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

===============================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            69.2%
===============================================================================
  14        TYPE OF REPORTING PERSON*

             PN
===============================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 11 Pages

THIS STATEMENT CONSTITUTES AMENDMENT NO. 9 TO THE SCHEDULE 13D PREVIOUSLY FILED.

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Security Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1111 North Loop West, Suite 400, Houston, Texas 77008.

ITEM 2.           IDENTITY AND BACKGROUND

                  Item 2 is hereby amended to read as follows:

                  (a) This amendment is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation ("FGS"), Capital Partners, Inc., a Connecticut corporation ("CP Inc."), CP Acquisition, L.P. No. 1, a Delaware limited partnership ("CP Acquisition"), and FGS Partners, L.P., a Delaware limited partnership (each, a "Registrant" and, collectively, the "Registrants").

                  (b) and (c) See Schedule A hereto.

                  (d) and (e) During the past five years, no Registrant or any other person listed in Schedule A hereto has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                  (f) See Schedule A hereto.

                                                              Page 8 of 11 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 is hereby amended to read as follows:

                           Pursuant to a Stock Purchase Agreement, dated as of
                  April 6, 1999, by and between the Issuer and CP Acquisition, CP Acquisition purchased 1,136,364 shares of Class A Common Stock. The funds needed for CP Acquisition to purchase such shares were contributed to CP Acquisition by its general and limited partners pursuant to CP Acquisition's partnership agreement.

ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended to read as follows:

                  (a) - (j) The purpose of the acquisition described in Item 3 by CP Acquisition was to provide the Issuer with the capital necessary to fund the acquisition of all of the outstanding shares of Common Stock of Primrose School Franchising Company, a Georgia corporation, The Jewel I, Inc. d/b/a Country Day School, a Georgia corporation, and Metrocorp Properties, Inc., a Georgia corporation. Other than as may have been previously reported herein, none of the Registrants or any of the other persons listed in Schedule A hereto has any plan or proposal which related to or would result in any of the events listed in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby amended to read as follows:
                  (a) Number of shares of Class A Common Stock beneficially owned as of April 6, 1999 by each of the Registrants and the other persons listed in Schedule A hereto:

                           Brian D. Fitzgerald                5,223,243
                           FGS, Inc.                          4,983,361
                           Capital Partners, Inc.             4,455,672
                           CP Acquisition, L.P.
                             No. 1                            4,455,672
                           FGS Partners, L.P.                 4,455,672
                           A. George Gebauer                     89,198

                  Percent of Class A Common Stock*/:

                           Brian D. Fitzgerald                    81.1%
                           FGS, Inc.                              77.4%
                           Capital Partners, Inc.                 69.2%
                           CP Acquisition, L.P.
                             No. 1                                69.2%
                           FGS Partners, L.P.                     69.2%
                           A. George Gebauer                       1.7%

--------
*/ Based on the 6,442,309 shares of Class A Common Stock outstanding as of April 6, 1999.

                                                              Page 9 of 11 Pages

         (b) Number of shares of Class A Common Stock beneficially owned as of April 6, 1999 as to which Registrants and each of the other persons listed in Schedule A hereto have:


                  (i) sole power to vote or direct the vote:

                           Brian D. Fitzgerald                                   239,882  shares owned of record
                           FGS, Inc.                                             527,689  shares owned of record
                           Capital Partners, Inc.                                      0  shares
                           CP Acquisition, L.P.
                             No. 1                                             4,455,672  shares owned of record
                           FGS Partners, L.P.                                          0  shares
                           A. George Gebauer                                      89,198  shares owned of record



                  (ii) shared power to vote or direct the vote:

                           Brian D. Fitzgerald                                 4,983,361  shares (including 4,455,672
                                                                                          shares owned of record by CP
                                                                                          Acquisition and 527,689 shares
                                                                                          owned of record by FGS)
                           FGS, Inc.                                           4,455,672  shares owned of record by
                                                                                          CP Acquisition
                           Capital Partners, Inc.                              4,455,672  shares owned of record by
                                                                                          CP Acquisition
                           CP Acquisition, L.P. No. 1                                  0  shares
                           FGS Partners, L.P.                                  4,455,672  shares owned of record by
                                                                                          CP Acquisition
                           A. George Gebauer                                           0  shares

                  (iii) sole power to dispose or to direct the disposition of:

                           Brian D. Fitzgerald                                   239,882  shares owned of record
                           FGS, Inc.                                             527,689  shares owned of record
                           Capital Partners, Inc.                                      0  shares
                           CP Acquisition, L.P. No. 1                          4,455,672  shares owned of record
                           FGS Partners, L.P.                                          0  shares
                           A. George Gebauer                                      89,198  shares owned of record

                  (iv) shared power to dispose or to direct the disposition of:

                           Brian D. Fitzgerald                                 4,983,361  shares (including 3,319,308
                                                                                          shares owned of record by CP
                                                                                          Acquisition and 527,689 shares
                                                                                          owned of record by FGS)
                           FGS, Inc.                                           4,455,672  shares owned of record by
                                                                                          CP Acquisition
                           Capital Partners, Inc.                              4,455,672  shares owned of record by
                                                                                          CP Acquisition
                           CP Acquisition, L.P. No. 1                                  0  shares

                                                             Page 10 of 11 Pages

                           FGS Partners, L.P.                                  4,455,672  shares owned of record by
                                                                                          CP Acquisition
                           A. George Gebauer                                           0  shares

                  (c) The only acquisitions within the past 60 days are described in Item 3 and were closed on April 6, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Item 3 of this Amendment and in the original Schedule 13D or the other amendments thereto, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Item 7 is hereby amended to add the following exhibit:

                  (1) Stock Purchase Agreement, dated as of April 6, 1999, between CP Acquisition, L.P., No. 1 and Security Capital Corporation

                                                             Page 11 of 11 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 10 to Schedule 13D is true, complete and correct.


Dated:  April 14, 1999



/s/ BRIAN D. FITZGERALD             FGS PARTNERS, L.P.
BRIAN D. FITZGERALD                 By Capital Partners, Inc.
                                    General Partner


                                    By:  /S/ A. GEORGE GEBAUER
                                             A. George Gebauer
                                             Vice President


CP ACQUISITION, L.P. NO. 1          FGS, INC.
By:  FGS, Inc.
     General Partner
                                    By: /S/ A. GEORGE GEBAUER
                                            A. George Gebauer
                                            Vice President

By: /S/ A. GEORGE GEBAUER
        A. George Gebauer
        Vice President


CAPITAL PARTNERS, INC.


By: /S/ A. GEORGE GEBAUER
        A. George Gebauer
        Vice President

                                   SCHEDULE A

                  Schedule A is hereby amended to read as follows:


                                    FGS, Inc.
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

            Controlling Persons, Executive Officers and Directors of
                        FGS, Inc., a Delaware corporation


Brian D. Fitzgerald                     President, Treasurer, Director

A. George Gebauer                       Vice President, Secretary, Director

Frank J. Sokol                          Vice President, Director

Calvin A. Neider                        Vice President


         Messrs. Fitzgerald, Gebauer and Neider are principally employed as partners of Capital Partners, One Pickwick Plaza, Suite 310, Greenwich, Connecticut 06830.

         All of the foregoing individuals are United States citizens.

       ___________________________________________________________________

                             Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830


            Controlling Persons, Executive Officers and Directors of
                Capital Partners, Inc., a Connecticut corporation


Brian D. Fitzgerald                           President, Treasurer and Director

A. George Gebauer                             Vice President

Harold F. Doolittle                           Vice President

James G. Andersen                             Vice President

Calvin A. Neider                              Vice President

Joan E. Wolff                                 Secretary


         Messrs. Doolittle and Andersen and Ms. Wolff are principally employed as officers of Capital Partners, Inc., the business address of which is set forth above. None of such persons beneficially owns any shares of Class A Common Stock of the Issuer.

                _______________________________________________


                               FGS Partners, L.P.
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

              FGS Partners, L.P. is a Delaware limited partnership.

              General Partner: Capital Partners, Inc.

         See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.


                _______________________________________________


                           CP Acquisition, L.P. No. 1
                            1105 North Market Street
                                   Suite 1300
                                  P.O. Box 8985
                           Wilmington, Delaware 19899

         CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

         General Partners:     Capital Partners, Inc.
                               FGS, Inc.
                               FGS Partners, L.P.

         See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

                _______________________________________________

                               Brian D. Fitzgerald
                           c/o Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830

         See the description of Mr. Brian D. Fitzgerald under the description of FGS, Inc. above.

                _______________________________________________


                                A. George Gebauer
                           c/o Capital Partners, Inc.
                          One Pickwick Plaza, Suite 310
                          Greenwich, Connecticut 06830

         See the description of Mr. A. George Gebauer under the description of FGS, Inc. above.

                                Index of Exhibits
                             to Amendment No. 10 to
                                  Schedule 13D


NUMBER            EXHIBIT


1. Stock Purchase Agreement, dated as of April 6, 1999, between CP Acquisition, L.P., No. 1 and Security Capital Corporation.

                             JOINT FILING AGREEMENT


         JOINT FILING AGREEMENT, dated as of the 14 day of April, 1999, among BRIAN D. FITZGERALD, FGS, INC., CAPITAL PARTNERS, INC., CP ACQUISITION, L.P. NO. 1 and FGS PARTNERS, L.P. (COLLECTIVELY, THE "JOINT FILERS").

         WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

         1. Amendment No. 10 to the Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Security Capital Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

         2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein contained.

         3. Each of the Joint Filers is responsible for the timely filing of
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, PROVIDED that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.



/s/ BRIAN D. FITZGERALD                              FGS PARTNERS, L.P.
BRIAN D. FITZGERALD                                  By Capital Partners, Inc.
                                                        General Partner



                                                     By:  /S/ A. GEORGE GEBAUER
                                                              A. George Gebauer
                                                              Vice President





CP ACQUISITION, L.P. NO. 1                           FGS, INC.
By:  FGS, Inc.
     General Partner
                                                     By:  /S/ A. GEORGE GEBAUER
                                                              A. George Gebauer
                                                              Vice President

   By: /S/ A. GEORGE GEBAUER
           A. George Gebauer
           Vice President


CAPITAL PARTNERS, INC.



By: /S/ A. GEORGE GEBAUER
           A. George Gebauer
           Vice President